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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☒	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Ondercik, Robert J. (Last) (First) (Middle)		National City Corporation (NCC)

	National City Corporation 1900 East Ninth Street	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			12/2002					12/2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	Cleveland, OH 44144-3484 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Executive Vice President

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	Common Stocks		8/14/1997				S4		893.00(1)	D	$58.4375				D

	Common Stock		10/17/1997				G4		150.00(1)	D					D

	Common Stock		7/2/1998				G4		750.00(1)	D					D

	Common Stock		7/17/1998				S4		1,466.00(1)	D	$72.5625				D

	Common Stock		1/21/1999				G4		750.00(1)	D					D

	Common Stock		1/4/2000				G4		2,425.00	D					D

	Common Stock		11/20/2000				G4		1,575.00	D					D

	Common Stock		11/01/2002				G4		368.00	D			21,696.00(2)		D

	Common Stock		7/2/1998				G4		250.00(1)	A					I		by Daughter 1

	Common Stock		1/21/1999				G 4		250.00(1)	A					I		by Daughter 1

	Common Stock		1/4/2000				G 4		800.00	A					I		by Daughter 1

	Common Stock		8/1/2001				S 4		1,500.00	D	$32.17		1,575.00		I		by Daughter 1

	Common Stock		7/2/1998				G 4		250.00(1)	A					I		by Daughter 2

	Common Stock		1/21/1999				G 4		250.00(1)	A					I		by Daughter 2

	Common Stock		1/4/2000				G 4		800.00	A					I		by Daughter 2

	Common Stock		8/1/2001				S 4		1,500.00	D	$32.22		1,575.00		I		by Daughter 2

	Common Stock		7/2/1998				G 4		250.00(1)	A					I		by Son

	Common Stock		1/21/1999				G 4		250.00(1)	A					I		by Son

	Common Stock		1/4/2000				G 4		825.00	A					I		by Son

	Common Stock		8/1/2001				S 4		1,500.00	D	$32.23		1,000.00		I		by Son

	Common Stock (NCC 401(k) Plan)		(3)				J(3)		274.40	A	(3)		9,420.66		D

	Common Stock (Restricted Stock)		4/22/2002				A		16,212.00	A			23,012.00		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Options (Rights to Buy)		$27.48		7/23/2002				A			30,000.00

	Options (Rights to Buy)		$27.48		7/23/2002				A			30,000.00

	Units of Interest in the NCC Deferred Compensation Plan				(4)				J(4)			118.65

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	7/23/2003	7/23/2012		Common Stock	30,000.00						D

	7/23/2004	7/23/2012		Common Stock	30,000.00				321,808.00		D

				Common Stock	118.65				2,896.77		D

Explanation of Responses:

(1) Represents the number of shares acquired or disposed of at the time of the transaction. As a result of the 2 for 1 stock split that occurred on July 27, 1999 the actual number of shares added to or subtracted from the current share balances are twice the number.

(2) The balance has been adjusted for three mistakes that have occurred in prior reports. In Mr. Ondercik's June 1997 Form 4 indicated 1,283 shares had been surrendered to pay the option price and taxes, the actual number was 3,951. The number of NCC shares held in Mr. Ondercik's account after his July 1999 transactions as reported in his July 1999 Form 4 should have been 50,774 instead of 52,722, the sale of the 1948 shares that occurred prior to the stock split had not been doubled in calculating the final balance. Mr. Ondercik's August 2001 Form 4 reported that 44,965 shares had been sold, the correct number was 46,965.

(3) The securities shown are allocations of the reporting person's individual interest in NCC Stock Fund, one of the investment funds of the National City Savings and Investment Plan. The Fund is comprised solely of NCC Common Stock and cash.

(4) Units of interest "acquired" during 2002 by reinvesting phantom credits through the National City Corporation Deferred Compensation Plan. Units of interest were "acquired" at the then market value for National City Corporation common stock.

/s/ Robert J. Ondercik by Carlton E. Langer, attorney-in-fact	03/04/2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.